CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Allakos Inc.

75 Shoreway Road, Suite A

San Carlos, California 94070

Attention: Robert Alexander, Ph.D.

President and Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

June 21, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Jeffrey Gabor
Mary Beth Breslin
Lisa Vanjoske
Mark Brunhofer

RE:	Allakos Inc.
Draft Registration Statement on Form S-1
CIK No. 0001564824

Ladies and Gentlemen:

On behalf of our client, Allakos Inc. (the “Company”), we submit this letter in response to Comment 6 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2018 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001564824), originally confidentially submitted to the Commission on April 10, 2018 (the “Registration Statement”).

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis

Determination of Fair Value of Common Stock on Grant Dates, page 78

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Goldman Sachs & Co. LLC and Jefferies LLC (the “Lead Underwriters”), including discussions that took place on June 19, 2018 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company, and recent market conditions. Prior to June 19, 2018, the Lead Underwriters had not provided the Company with a specific estimated price range. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Stock Option Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees and certain members of its board of directors. The Company measures stock-based compensation expense for stock options granted to its employees and directors on the date of grant and recognizes the corresponding compensation expense of those awards, net of impact from estimated forfeitures, over the requisite service period on a straight-line basis, which is generally the vesting period of the respective award.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the estimated fair value of the stock options. The Company’s board of directors, with input from management, determined the estimated fair value per share of the Company’s common stock to be $0.55 as of December 28, 2016, $0.93 as of August 31, 2017, $3.21 as of December 31, 2017 and $3.45 as of March 31, 2018, after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including the progress of the Company’s studies and trials, the Company’s stage of development, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock, a significant secondary transaction in the Company’s Series A preferred stock, and the other factors described below. Set forth below in this letter is a discussion of each valuation and option grant since December 31, 2016, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price.

The following table presents a summary of the equity awards made by the Company since December 31, 2017:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date
3/30/17	Options	12,000	$0.55	$0.55
5/17/17	Options	2,675,500	$0.55	$0.55
6/29/17	Options	355,260	$0.55	$0.55
10/2/17	Options	718,500	$0.93	$0.93
10/13/17	Options	55,500	$0.93	$0.93
1/27/18	Options	1,675,727	$3.21	$3.21
5/15/18	Options	1,167,200	$3.45	$3.45

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

December 28, 2016 Valuation

In preparing the December 28, 2016 valuation, the Company determined its enterprise value using the probability-weighted expected return model (“PWERM”) described in the Registration Statement. The resulting estimated fair value of the Company’s common stock was $0.55 per share on a non-marketable, minority basis.

Under the PWERM, the Company considered a broad range of possible future outcomes for the enterprise, including IPO (early and late), M&A (early and late), and dissolution (early and late), and varying potential outcomes for its product candidates. A discount for lack of marketability (“DLOM”) ranging from 39% to 56% was applied to different exit scenarios with the higher DLOMs noted for the differential timing for the hold period in the structured exits. The DLOMs used for all scenarios reflected the then-current estimates of the time to a liquidity event made by the Company.

March 30, 2017, May 17, 2017 and June 29, 2017 Grants

At each grant date set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $0.55 per share in consideration of the valuation analysis as of December 28, 2016 and other objective and subjective factors as appropriate.

In connection with its determination that the $0.55 per share estimated fair value was appropriate at each grant date set forth above, as applicable, the Board considered the following events and transitions in the Company’s business and their impact on the Company’s value:

•	In April 2017, the Company underwent a transition in its management team when Dr. Robert Alexander joined the Company as its President and Chief Executive Officer, and Dr. Adam Tomasi joined the Company as its Chief Operating Officer and Chief Financial Officer.

•	In late May 2017, one of the Company’s lead investors indicated that it would not invest any additional capital in the Company and notified the Company of its intention to seek to sell its entire equity interest in the Company. The loss of this lead investor and the impact of its efforts to sell its equity stake were expected to have a negative impact on the Company’s ability to raise a new round of financing.

•	In connection with the management team transition, the Company reevaluated its lead product candidate at the time, AK001. In June 2017, due to the greater activity of the Company’s other product candidate, AK002, as compared to AK001, the Company decided to focus its development efforts on AK002 and discontinued the development of AK001. At this time, as a result of the shift to AK002, the Company had no lead indication identified.

•	In June 2017, the Company underwent a transition in its clinical team when Dr. Henrik Rasmussen joined the Company as its Chief Medical Officer and Roland Winger joined as Vice President of Clinical Operations. The transition to a new team in this area delayed the clinical development of the Company’s product candidates.

•	During this time frame the Company’s cash resources continued to dwindle, which constrained its activities and limited its plans. At one point, in August 2017, the Company’s cash resources were sufficient only to support two more months of operations and required the Company to conduct a bridge financing with its existing investors.

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

August 31, 2017 Valuation

In preparing the August 31, 2017 valuation, the Company used a hybrid of the PWERM and the option pricing method (“OPM”) described in the Registration Statement. The resulting estimated fair value of the Company’s common stock was $0.93 per share on a non-marketable, minority basis.

The Company switched from the PWERM method to a hybrid method because the hybrid method gives weight, by applying the OPM in the non-IPO scenario, to the relevant significant arms-length secondary equity transactions that had recently occurred prior to the valuation. On August 3, 2017, one of the Company’s lead investors successfully completed the sale of all of its shares of Series A preferred stock in an arms-length transaction at approximately $2.48 per share. In subsequent valuations the hybrid method also gave weight to contemporaneous primary equity transactions by the Company.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 85% and the IPO scenario was assigned a weight of 15%.

The non-IPO scenario assumed a two-year term to liquidity and an equity valuation determined by the OPM and a back-solve method based on a probability-weighted price of the Series A preferred stock tied to the price at which it was sold in the secondary transaction noted above.

The IPO scenario assumed that the Company would complete an IPO in April 2018 at a step-up of approximately 10% to 15% to the estimated post-money valuation for the Company’s upcoming Series B preferred stock financing (which was expected to be a step-up of approximately 15-20% from the recent secondary transaction in the Series A preferred stock), which represented management’s best estimate of the earliest time to IPO, and the potential IPO valuation, at that time, and also took into account the step-ups and valuations of recent comparable IPOs.

A DLOM of 39% was applied to the non-IPO scenario and a DLOM of 25% was applied to the IPO scenario. An additional term of 0.5 years was applied to the non-IPO scenario to account for the possibility, which is not uncommon in the sale of biotechnology companies, of a structured exit in which the acquisition consideration is paid over a period of time upon the achievement of relevant performance milestones, and an additional term of 0.5 years was applied to the IPO scenario to account for the 180-day lockup period before stockholders can sell their shares. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

October 2, 2017 and October 13, 2017 Grants

At each grant date set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $0.93 per share in consideration of the valuation analysis as of August 31, 2017 and other objective and subjective factors as appropriate, including, without limitation, the continuing effect of the transitions in the Company’s management and clinical teams and lead product candidate and the sale by its lead investor described above. At this point, the Company had not received any term sheets or similar proposals from any investor for the Series B preferred stock financing. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-affecting events had taken place between the August 31, 2017 valuation date and each grant date set forth above.

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

December 31, 2017 Valuation

In preparing the December 31, 2017 valuation, the Company continued to use the hybrid method. The resulting estimated fair value of the Company’s common stock was $3.21 per share on a non-marketable, minority basis (the “December Valuation Price”). The key drivers of this increase in valuation were:

•	the completion of the Company’s Series B preferred stock financing on November 30, 2017 at $7.9279 per share, a significant 3.2x step-up in valuation relative to the significant secondary transaction in the Company’s Series A preferred stock described above. This valuation was significantly better than management had previously expected as a result of the factors noted in the following bullets and interest of multiple potential lead investors for the financing;

•	the reporting of positive proof-of-concept data by a publicly traded company in October 2017 from a trial with a similar design and target indication as the Company’s Phase 1 trial in healthy volunteers, and the subsequent doubling of such publicly traded company’s market capitalization on the date of such announcement from approximately $717 million to $1.44 billion and continued increase in market capitalization through December 31, 2017 to approximately $2.37 billion. These events helped to establish the potential value of the Company’s Phase 1 trials if they demonstrated similar positive results and had a significant positive impact on the Company’s valuation during its Series B preferred stock financing fund raising efforts;

•	the receipt of significant positive feedback from external experts in late October 2017 on the scientific rationale and commercial opportunity for the identified indications; and

•	the generation of promising preclinical animal data in December 2017 in a mouse model of the lead indication of EG/EGE.

In this valuation, the non-IPO scenario was assigned a weight of 82.5% and the IPO scenario was assigned a weight of 17.5%. The increased probability ascribed to the IPO scenario reflected, among other things, the Company’s plans to begin initial preparations in early 2018 for a potential IPO later in the year, tempered by uncertainty as to potential investor interest in the Company’s IPO given the Company’s early stage. In addition, the Series B financing provided sufficient capital to fund the Company’s planned operations and trials through the end of 2019, thus eliminating any immediate need for the Company to pursue an IPO or any other financing.

The non-IPO scenario assumed a two-year term to liquidity and an equity valuation determined by the OPM and a back-solve method based on a probability-weighted price of the Series B preferred stock tied to its initial issuance price.

The IPO scenario assumed that the Company would complete an IPO in July 2018 at a valuation that was a step-up of approximately 10% to 15% to the Series B post-money valuation, which represented management’s then-current best estimate of the time to IPO and the potential IPO valuation, and also took into account the step-ups from the last private rounds and the valuations of comparable companies that had recently completed initial public offerings.

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

A DLOM of 37% was applied to the non-IPO scenario and a DLOM of 20% was applied to the IPO scenario. An additional term of 0.5 years was applied to the non-IPO scenario to account for a structured exit. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

January 27, 2018 Grants

At the grant date set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $3.21 per share in consideration of the valuation analysis as of December 31, 2017 and other objective and subjective factors as appropriate. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-affecting events had taken place between the December 31, 2017 valuation date and the grant date set forth above.

March 31, 2018 Valuation

In preparing the March 31, 2018 valuation, the Company continued to use the hybrid method. The non-IPO scenario was assigned a weight of 80% and the IPO scenario was assigned a weight of 20%. The increased probability ascribed to the IPO scenario reflected, among other things, the Company’s continued preparations for a potential IPO and planned confidential submission of the Registration Statement to the Commission in April 2018, tempered by continued uncertainty as to potential investor interest in the Company’s IPO and the continued absence of any immediate need to pursue an IPO. The resulting estimated fair value of the Company’s common stock was $3.45 per share (the “March Valuation Price”).

The non-IPO scenario assumed a two-year term to liquidity and an equity valuation determined by the OPM and a back-solve method based on a probability-weighted price of the Series B preferred stock tied to its initial issuance price.

The IPO scenario assumed that the Company would complete an IPO in July 2018 at a valuation that was a step-up of approximately 10% to 15% to the Series B post-money valuation, which represented management’s then-current best estimate of time to IPO and the potential IPO valuation, and also took into account the step-ups from the last private rounds and the valuations of comparable companies that had recently completed initial public offerings.

A DLOM of 35% was applied to the non-IPO scenario and a DLOM of 16% was applied to the IPO scenario. An additional term of 0.5 years was applied to the non-IPO scenario to account for a structured exit. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

May 15, 2018 Grants

At the grant date set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $3.45 per share (the “May Grant Price”) in consideration of the valuation analysis as of March 31, 2018 and other objective and subjective factors as appropriate. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-affecting events had taken place between the March 31, 2018 valuation date and May 15, 2018.

The Company has not granted any other equity awards since May 15, 2018.

Comparison of the May Grant Price and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value, but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the May Grant Price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•	Favorable feedback from potential investors following the “testing the waters” meetings that occurred between May 21, 2018 and June 12, 2018, which suggested that there was investor interest in the Company at higher valuations than had been anticipated. This feedback both increased the Company’s desire to execute an IPO and gave the Company significantly greater confidence that the market would be receptive to the Company’s IPO, despite the Company’s early stage and limited clinical trials to date.

•	The valuations of comparable companies that completed or launched initial public offerings in June 2018, which valuations reflected significant increases from the last private rounds of equity financing prior to such initial public offerings, with a median step-up in value of 1.7x. This is a significant increase in the median step-up in value of 1.2x seen over the period of February 2016 to June 2018.

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

•	The Company also notes that it has made significant progress in its business since the date of the May Grant Price. These developments include the following, which have increased the Company’s confidence in its future potential progress, helped to reduce the risks relating to its clinical trials, and gave the Company greater confidence that it will be able to successfully complete an IPO:

•	the successful initiation of a Phase 2 trial for the Company’s lead indication in June 2018 with AK002 for the treatment of patients with eosinophilic gastritis with or without eosinophilic gastroenteritis, including the use of higher dose levels for certain patients in the trial. The higher dose levels reduce the risk of under dosing patients in the trial;

•	the completion of patient enrollment in the multi-dose portion of the Company’s Phase 1 trial with AK002 in patients with indolent systemic mastocytosis on June 6, 2018; and

•	the completion of patient enrollment in the Company’s Phase 1 trial with AK002 in patients with urticaria on June 15, 2018.

Valuation Methodology-Specific Factors

•	The methodology for determining the March Valuation Price that supported the May Grant Price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•	The valuation report prepared by the Company’s third-party valuation specialist in determining the March Valuation Price that supported the May Grant Price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•	The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

•	The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the May Grant Price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (i.e., the May Grant Price), the latest valuation (i.e., the March Valuation Price) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

CONFIDENTIAL TREATMENT REQUESTED

BY ALLAKOS INC.: ALLK-0002

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Robert Alexander, Ph.D., Allakos Inc.

Adam Tomasi, Ph.D., Allakos Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP